Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MyApps Corp.
801 International Parkway Suite 500
Lake Mary, FL 32746
https://CallingDr.com

Up to $1,070,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MyApps Corp.
Address: 801 International Parkway Suite 500, Lake Mary, FL 32746
State of Incorporation: FL
Date Incorporated: January 19, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

The 10% Bonus for StartEngine Shareholders

MYApps Developers will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) <u>within 24 hours of offering going live.</u>

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hours of launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $1.00/share, you will receive 100 Common Stock bonus shares, meaning you'll own 1100 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Perks

For anyone (other than a physician) who is investing in CallingDr platform:

$500 - $999.99 : One Free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*.

$1000 - $1499.99 : Two Free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. *Will also receive a cool T-Shirt with CallingDr logo.*

$1500 - $3000.00 : Five free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. *Will also receive a cool T-Shirt with CallingDr logo.*

$3001+ : One year of free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform* with a maximum of one call per month. *Will also receive a cool T-Shirt with CallingDr logo.*

* can be a primary care or a specialist.

*All perks occur after the offering is completed.

For Physicians who are investing in CallingDr platform:

$5000 - $9999.99 : One free year of telemedicine services offered by CallingDr platform for your practice for one provider. *(Savings of $2000 per year)*

$10000-$24,999.99 : One free year of telemedicine services offered by CallingDr platform for your practice for one provider, plus a listing on FindingDr platform for free for one year *(Savings of $3200 per year)*

$25,000+ : One free year of telemedicine services offered by CallingDr platform for your practice for two providers, plus a listing on FindingDr platform for free for one year for two providers *(Savings of $6400 per year)*

*All perks occur after the offering is completed.

The Company and its Business

Company Overview

Myapps Developers was established to become a leader in IPhone and Android apps and create a big Digital Marketing footprint. We have expertise in developing apps in all sectors, such as banking, healthcare, retail, business to consumer, and consumer-to-consumer areas. We have development team on board that can take challenges to all levels. No app, no idea is too small or too big. We will strive to achieve and exceed your goals, by delivering an app that you envision. We have worked extensively in Healthcare domain, and have great products which will revolutionize the healthcare industry by giving access to those that need it most, fraction of the cost. Our goal is to provide state of the art telemedicine and Telehealth services to everyone to remote rural areas to urban areas. We specialize in mHealth platform and offer services for the betterment of patients and offer doctors tools to manage their clients.

Competitors and Industry

Telemedicine is an up and coming market. It has captured only 1% of healthcare sector, and stands at $29B+, and is stated to grow at 14-18% year over year. There are not many competitors, and especially in the area which we are concentrating on, that is small to medium size medical practices and nursing homes. Our product traction has been in rural and urban areas alike, as doctors realize a need for these services to take care of their patients. List of References, Statistics and Facts: According to a CDC report of annual ambulatory care visits in the United States per year, including those at primary care offices, ER, outpatient clinics and other settings (https://www.cdc.gov/nchs/fastats/physician-visits.htm) TAM & Market penetration is based on Teladoc's internal estimates and industry data & Teladoc estimates for the average cost of a telehealth visit (https://s21.q4cdn.com/672268105/files/doc_presentations/2017/09/Teladoc-Investor-Presentation-September-2017.pdf) Telehealth market size & growth (https://www.businesswire.com/news/home/20180723005287/en/52.89-Billion-Telehealth-Market-2025---Global) (https://www.statista.com/statistics/938551/telemedicine-market-size-forecast-united-states/) (https://www.forbes.com/sites/brucejapsen/2015/08/09/as-telehealth-booms-doctor-video-consults-to-double-by-2020/#3b4957084f9b) Growth in Medicare reimbursement & trend for telehealth services (https://www.natlawreview.com/article/medicare-payments-telehealth-increased-28-2016-what-you-should-know) U.S. hospital adoption of telemedicine (https://www.policymed.com/2017/05/current-state-of-telemedicine.html) (https://www.aha.org/system/files/research/reports/tw/15jan-tw-telehealth.pdf) The current state of Medicaid reimbursement (https://www.aad.org/File%20Library/Main%20navigation/Practice%20Center/Managing%20a%20Practice/Telederm/Telmedicin 50-State-Factsheet-Oct.-2017-FINAL.pdf) (https://higherlogicdownload.s3.amazonaws.com/AMERICANTELEMED/3c09839a-fffd-46f7-916c-692c11d78933/UploadedImages/Policy/State%20Policy%20Resource%20Center/Coverage%20-%202016_50-state-telehealth-gaps-analysis--coverage-and-reimbursement.pdf) (http://www.americantelemed.org/about/telehealth-faqs-) Average Televisit cost (https://www.usnews.com/news/healthcare-of-tomorrow/articles/2018-02-27/can-telemedicine-be-both-cost-efficient-and-high-quality) (https://www.towerswatson.com/en/Press/2014/08/current-telemedicine-technology-could-mean-big-savings) (https://www.ajmc.com/contributor/john-rehm/2016/12/telemedicine-the-cost-effective-future-of-healthcare) Increasing physician shortages in both primary and specialty care reported by The Association of American Medical Colleges (https://news.aamc.org/press-releases/article/workforce_report_shortage_04112018/) Health Professional Shortage Areas (HPSAs) are designated by HRSA as having shortages of primary care, dental care, or mental health providers (https://data.hrsa.gov/tools/shortage-area/hpsa-find) USA population projections according to United States Census Bureau https://www.census.gov/newsroom/press-releases/2018/cb18-41-population-projections.html)

Current Stage and Roadmap

We have exciting products coming in pipeline in addition to the two we already have. First one is a hospitalist app called VisitingDr that is used to charge capture electronically and submit it to the back office using HIPAA and HITECH secure guidelines for billing purposes, second one is CallingDr which is a complete telemedicine and mobile health solution. Our upcoming products are FindingDr which is going to be a portal with doctor and their insurance information available in real time to be connected with our telemedicine platform and CallingDr on-demand, which the patients will be able to use to connect to. Our combined product portfolio is one of a kind, and will incorporate in the existing product called CallingDr, as an on-demand doctor reservation system, and the doctor will be searched based on the location and zip code.

The Team

Officers and Directors

Name: Adnan Malik, CEO, Director

Adnan Malik, CEO, Director's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: May 05, 2015 - Present

Responsibilities: Chief Executive, runs the company. Marketing, Support, Sales and R&D department heads report to him.

Name: Dr. M. Shaukat, MD, Chief Medical Officer, Director

Dr. M. Shaukat, MD, Chief Medical Officer, Director's current primary role is with He is a Pulmonologist by profession and works at Veteran Affairs hospitals.. Dr. M. Shaukat, MD, Chief Medical Officer, Director currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO, Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Chief medical officer, works as primary consultant.

Other business experience in the past three years:

- **Employer:** Lung Clinic
  Title: Chief Pulmonologist
  Dates of Service: November 01, 2000 - January 01, 2017
  Responsibilities: Managed a group of Physicians, and also the lead Pulmonolgist

Name: M. Kashif Akram, CTO, Director

M. Kashif Akram, CTO, Director's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO, Director
  Dates of Service: May 31, 2015 - Present
  Responsibilities: Manages the R&D and development teams worldwide.

Other business experience in the past three years:

- **Employer:** Tecnomics International
  Title: CTO
  Dates of Service: January 01, 2005 - May 31, 2017
  Responsibilities: Managed R&D.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company board of directors and members. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We did some online evaluations from a company with a valuation exceeding $5M.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. We might look into Series A and Series B funding later in the stage, maybe in the next 12-18 months, that will provide revenue for the company to expand further globally, as well as a way for current investors to exit, and take profits.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its longterm growth plans, in which case it will seek further investments from other potential investors if the crowd funding goal is not met this time. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will seek other avenues like mergers, partnerships or Venture Capital firms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
MyApps Corp. was formed in January 2019, from a company named MyApps Developers LLC which was formed in December 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MyApps Developers has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. But we are submitting financial documents for you to review and see that the co-founders have bootstrapped the funds to create unique and versatile products and have no debt and liability. Our financial documents have been reviewed by Independent CPA.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively little revenue since the launch was few months back. If you are investing in this company, it's because you think that CallingDr is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MyApps Developers or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MyApps Developers could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adnan Malik	1,933,333	Class A Common Stock	33.33
Dr. M. Shaukat, MD	1,933,333	Class A Common Stock	33.33
M. Kashif Akram	1,933,333	Class A Common Stock	33.33

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Common Stock .

Class A Common Stock

The amount of security authorized is 5,800,000 with a total of 5,800,000 outstanding.

Voting Rights

Each share of Class A Common stock contributing as One vote. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock (Class A Common Stock), held by such stockholder which has voting power upon the matter in question.

Material Rights

Dividends: The holders of the Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of Shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be. Liquidation Rights: In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions: In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock, shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this article of Incorporation. Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock .

Material Rights: Dividends: The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be. Liquidation Rights: In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner. Mergers, Consolidation or Other Combination Transactions: If the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock, shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this article of Incorporation. Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $525,000.00
  Number of Securities Sold: 525,000
  Use of proceeds: R&D, product development and support.
  Date: December 30, 2015
  Offering exemption relied upon: Bootstrapped, cash accumulation to start and sustain the business.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
In 2017 we were developing the CallingDr product, while working on some other projects. All the revenue was from other projects and CallingDr was released in Summer of 2018. So we do not have quantitative numbers of CallingDr platform to sure, as all revenue was in 2018.

Historical results and cash flows:
Historical cash flows do not represent the future sales in the sense that we were developing a product, and it took us a lot of effort, time and resources to build a device agnostic, multi-platform, HIPAA and HITECH product. Going forward we will be selling this product while adding more functionality and features and hence sales will progress, as outlined in our pitch.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
Bootstrapped funds are available, all three shareholders can contribute more as needed. We have no debt, and no lines of credit, as it puts extra burden on the startup companies. We are seeking SEED crowd investment at this time, as we feel we are on track to excel with the sales of our product.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
We have been talking to various investors and they have shown interest but we feel the best time to involve institutional investors is when we go with Series A and Series B funding. It will helps us grow exponentially and will give opportunity for existing investors to exit, if they so desire.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We expect to raise $1M with crowdfunding campaign. With those funds at use, we see a profit showing from month 6 on wards with break-even point at the 10th month. After that the company is going to be self sustained. Our projections take into account the revenue we generate from subscriptions and sales and marketing efforts deployed using the funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We have estimated these funds to take us to the level of company running on its own with our sales and subscriptions, and self-sustained in the 10th month of raising funds.

How long will you be able to operate the company if you raise your maximum funding goal?
For the next 2-3 years, and then to take the company to next level we can introduce Series A and B funding.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Not at the moment. No debt, and have not taken that route yet.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,800,000.00

Valuation Details: Decided by board of directors of the company. Based on the money contributed pre-launch of the product, competition, and launched product, and customer acquisitions. Our competitors who had launched similar products, and with no traction have a much higher valuation at the time of product release. One competitor is Snapmd.com. See this article. https://www.investopedia.com/articles/insights/120316/top-5-companies-telemedicine.asp

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  Increase marketing efforts in all US States, and in Australia.

- *Research & Development*
  25.0%
  Expand product base, and increase revenue by introducing two more complimentary products FindingDr and CallingDr On-Demand.

- *Operations*
  10.0%
  Support and day to day operations.

- *Sales and Key Hires*
  39.0%
  Increase sales force for door to door and direct calling. Need to expand reach to all US States.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  Launch marketing campaign online, and direct sales.

- *Research & Development*
  25.0%
  Key hires and product expansion.

- *Operations*
  10.0%
  Support and day to day operations, cash flow, etc.

- *Working Capital*
  39.0%
  Key hires, sales campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://CallingDr.com (On secured site for investors.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/myapps-developers-llc-dba-callingdr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MyApps Corp.

[See attached]

MYAPPS DEVELOPERS LLC

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

MyApps Developers LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
MyApps Developpers LLC
Longwood, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of MyApps Developers LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of Members' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
01/22/2019
Marko Glisic, CPA

MYAPPS DEVELOPERS LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	10,352	1,332
Total Current Assets	10,352	1,332
Other Assets		
Software Development	222,444	218,944
Total Non Current Assets	222,444	218,944
TOTAL ASSETS	$ 232,796	$ 220,276
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	-	-
Credit Cards	-	-
Total Current Liabilities	-	-
Equity		
Adnan's Equity	209,599	195,778
Muhammad's Equity	94,945	75,103
Retained Earnings	(50,605)	(21,695)
Net Income	(21,143)	(28,910)
Total Equity	232,796	220,276
TOTAL LIABILITIES & EQUITY	$ 232,796	$ 220,276

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

MYAPPS DEVELOPERS LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 34,408	$ 7,200
Cost of Goods Sold	6,515	-
Gross Margin	27,893	7,200
Expenses		
Advertising and Marketing	-	3,610
General and Administrative Expenses	49,037	32,500
Total Expense	49,037	36,110
Depreciation	-	-
Operating Income	(21,143)	(28,910)
Net income	$ (21,143)	$ (28,910)

MYAPPS DEVELOPERS LLCS
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ -	$ 99,114	$ (21,695)	$ 77,419
Contribution	-	-	171,767	-	171,767
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(28,910)	(28,910)
Balance at December 31, 2017	-	-	270,881	(50,605)	220,276
Contribution	-	-	33,663	-	33,663
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(21,143)	(21,143)
Balance at December 31, 2018	**-**	**$ -**	**$ 304,544**	**$ (71,748)**	**$ 232,796**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (21,143)	$ (28,910)
Depreciation Expense	-	
Total Adjustments to reconcile Net Cash Provided By Operations:		
Net Cash Provided By Operating Activities:	**(21,143)**	**(28,910)**
Cash flows from Investing Activities		
Software Development	(3,500)	(150,813)
Net Cash used in investing activities	(3,500)	(150,813)
Cash flows from Financing activities		
Adnan's Equity	13,821	96,664
Muhammad's Equity	19,842	75,103
Net cash received from financing activities	**33,663**	**171,767**
Net (decrease) increase in cash and cash equivalents	9,020	(7,956)
Cash and cash equivalents at beginning of period	1,332	9,288
Cash and cash equivalents at end of period	**$ 10,352**	**$ 1,332**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

MyApps Developers was formed on December 7, 2015 ("Inception") in the State of Florida. The financial statements of MyApps Developers LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood, Florida.

Myapps Developers was established to become a leader in iPhone and Android apps and create a big Digital Marketing footprint. We have expertise in developing apps in all sectors, such as banking, healthcare, retail, business to consumer, and consumer-to-consumer areas. We have development team on board that can take challenges to all levels. Our company, MyApps Developers, has extensive technical expertise not only in healthcare but in a variety of other sectors. Our organization focuses on embedding a culture of strong authentic collaboration. We strive to understand our clients' vision, add our technical expertise and deliver apps that exceed expectations.

Going Concern and Management's Plans
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from clients' subscriptions. The company charges a flat fee of $150/month per provider and give unlimited access to telemedicine. Revenue is recognized when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
Mohammad Kashif Akran	33.33%
Adnan Malik	33.33%
Dr. Muhammed Shaukat	33.33%

NOTE 6 – RELATED PARTY TRANSACTIONS

There are currently no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 23, 2019, the issuance date of these financial statements.

On January 18, 2019 MyApps Developers converted to MyApps Developers Corp, a Florida C Corporation. MyApps Developers Corp, was renamed as MyApps Corp. a Florida C-Corp. The articles of amendment for the MyApps Corp. were filed on February 13th, 2019, in which Shares of Common Stock were listed.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

♡

CallingDr
Telemedicine and Mobile Health Platform
● Small OPO   ⌂ Lake Mary, FL
🏷 Health Tech
◉ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

"Increasing Access to Medical Care When Needed the Most"

Invest in CallingDr

CallingDr was started in 2017 after the chaos caused by the hurricanes. Our initial goal was to provide continuous communication between provider and patients during planned and unplanned events such as natural disasters. We feel there is a true need for timely access to healthcare during stressful times.

Our vision quickly grew as we realized that there was a strong need to address critical flaws within the United States healthcare system :


Healthcare cost


Accessibility to care when needed


Aging population


Physician shortage


Waste of resources eg. ER visits , no-shows, readmissions


Transition of care

CallingDr is a complete **telemedicine** and **mobile health** platform for **patient-doctor video consulting** and **remote patient monitoring**



(Click on following image to play introduction video)

Ethan Wood
Available on

Key Highlights

- CallingDr makes it simple for patients to interact with and consult their physicians from the comfort of their homes
- No need to travel long distances to see a physician
- CallingDr Mobile health platform make patients take ownership of their health records to be able to access health information of the entire family at the time of need through the app and the patient portal
- Mobile health platform integrate with smart devices and collect transmit & patient data to the physician for remote monitoring

The team at CallingDr plans to change the healthcare landscape, through our tools and technologies by improving :



Accessability	Availability	Portability	Manageability
Enhancing the reach of healthcare to everybody around the clock, regardless of how close the patient is to convenient care facilities	Solving increasing physician shortage problems	Resolving transition of care by giving ownership of healthcare data to individuals to whom that belongs to	Reducing readmissions and improve patient adherence to medication, therapy other health programs

Healthcare Needs Rewired

The major problems facing the healthcare industry today include:

- Wasteful use of medical resources due to unnecessary hospital, clinic and emergency room visits and under-utilization of physician time
- This coupled with the fact that as the baby boomer generation continues to age, doctor shortages continue to increase
- Additionally, the lack of mobility options for patients to get to their appointments due to patient aging and other commute-related issues (geographically isolated patients, patients lacking proper transportation) paints a scary picture of the current state of the healthcare industry

Our mission: Increasing Mobility in Healthcare

CallingDr Telemedicine and Mobile Health Platform is a device independent (platform agnostic) solution that runs on computers, iPhones, Android phones and all type of tablet devices.

We assist, not only patients but also healthcare providers in



a number of ways:



- CallingDr increases accessibility, convenience and affordability for patients
- CallingDr increases provider productivity and utilizes time efficiently by recapturing of billable time
- CallingDr reduces the cost associated with no-shows
- CallingDr expands healthcare providers' patient base and practice reach
- CallingDr provides additional revenue streams for physicians

Putting Together: Telemedicine and Mobile Health

Single and integrated platform that improves clinical efficiency and better outcomes using technology

- **Remote patient monitoring**
- **Patient engagement**
- **Patient-centric access to health care**
- **Effective patient-driven transition of care**
- **Secure messaging between patients and their doctors**

The Opportunity

Telehealth is enabling healthcare providers and payers to address the US healthcare industry's growing list of problems, including rising healthcare costs, an ageing population, and the transformation of healthcare from service-centric to consumer-centric, which is straining healthcare system resources and threatening to drive up payer costs.

Its immense size underscores the incredible potential for telemedicine to disrupt traditional healthcare.

$28 Billion Attractive TAM

<1% Market Penetration

Telemedicine is on the rise. **So far it has captured only 1% of the USA healthcare market.** This industry has already grown to more than **$28 billion!**

Suitable for about **45% of the US population** or roughly **147 million consumers** with **400+ million physician encounters every year**

Growing Market

7 million patients using

Medicare payments for telemedicine

48 State Medicaid

1/3 of all employers in

telemedicine
by 2018

telemedicine
rose 28% last
year to $28.8
billion

Programs
offer
telemedicine

the USA are
offering
Telemedicine

"The 2014 Telemedicine Survey Executive Summary" showed that **84% of healthcare executives believe that the development of telemedicine** is an important step for their organizations

"The Large Corporations 2018 Healthcare Strategy and Plan Design Survey" found **96% of all employers plan to make telehealth services** available in the States where permitted.

A Need

With rising healthcare costs, patients continue to look for care in new settings according to their preferences and their wallets. **the increased willingness of patients to receive care outside of the hospital or practice is creating disruption in the healthcare industry**



Shortage of
physicians by 2030,
120,000



Health Professional
Shortage Areas
18,269



In next 20 years the
population aged 50+
132 million

The Offering

$1.00/share of Class B Common Stock │ When you invest you are betting the company's future value will exceed $6.3M
Minimum Investment: $200.00

INVESTOR PERKS

For anyone (other than a physician) who is investing in CallingDr platform:

$500 - $999.99	$1000 - $1499.99	$1500 - $3000.00	$3001+
One Free CallingDr telemedicine call to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*	Two Free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. Will also receive a cool T-Shirt with CallingDr logo.	Five free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. Will also receive a cool T-Shirt with CallingDr logo.	One year of free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform* with a maximum of one call per month. Will also receive a cool T-Shirt with CallingDr logo.

** can be a primary care or a specialist.*
**All perks occur after the offering is completed.*

For Physicians who are investing in CallingDr platform:

$5000 - $9999.99	$10000-$24,999.99	$25,000+
One free year of telemedicine services offered by CallingDr platform for your practice for one provider. (Savings of $2000 per year)	One free year of telemedicine services offered by CallingDr platform for your practice for one provider, plus a listing on FindingDr platform for free for one year (Savings of $3200 per year)	One free year of telemedicine services offered by CallingDr platform for your practice for two providers, plus a listing on FindingDr platform for free for one year for two providers (Savings of $6400 per year)

**All perks occur after the offering is completed.*

"We share our passion for delivering cost-effective healthcare services using innovative mobile platforms, to seed fundamental care and system changes creating healthy communities"

- CEO

What We've Achieved

Since CallingDr's launch in May 2018 at the American Telemedicine Association (ATA) conference in Chicago, we have accomplished so much in such a little time.



- Our software is currently used in **6 States** in various settings such as GI, Internal medicine, Psychiatry, Pulmonology, Cardiology etc.
- We have **20+** practices using our software and are steadily growing month over month.
- Our goal is to market the software in entire **United States and Australia.**
- Implementing a **pilot solution** with leading nursing home facility in Florida for their patient care needs.
- The software is available in native apps on Android, IOS and web, with white label services implemented for clients.
- **True mHealth platform** covering entire aspects of Telemedicine and Telehealth.
- **FindingDr** pool getting traction among physicians who want to leverage telemedicine services to increase



revenues and give quality care to the patients.

- CallingDr **integration** with home health devices from leading manufacturers such as Omron, WelchAllyn and Apple.
- Integration with leading **EMRs and EHRs**.
- **Flexibility to use** our software in any setting, whether a single physician clinic to multi-physician clinics to ER centers to Nursing Homes and Home Health setups.
- CallingDr is fully integrated with **PointClickCare a leading EMR** for Post Acute and Long Term Care institutions e.g. nursing homes, home health and senior living facilities.
- **VisitingDr is launched** and gaining significant traction and interest from internists and hospitalists.
- We have enlisted and **compiled a database** for physicians from 6 States by now and growing it week over week to include entire Physician and Physician Assistant population in the entire country, for FindingDr platform about to launch next quarter.

Our goal is to offer a simple but robust solution and expand our reach to entire US mHealth and Telemedicine space.

Our Product Line

CallingDr is not just a video calling application but it is a medical grade health information technology and HIPAA compliant software.









Telemedicine and telehealth platform for physician to expand their practice outside brick and mortar office and help patients to see physician from the comfort of their homes **(Released)**

Learn more at
https://callingdr.com/

Online virtual clinic to see physician anytime from anywhere 24/7 by using a smart phone or computer. No need to make calls, as all appointments done in real time using a smart device. **(Under development)**

Online physician listing & appointment booking service, helps patients to find their physician and save time by online check-in. It also helps Physicians advertise their services to the public and Increase patient acquisition **(Under development)**

A charge capture app for hospitalists to avoid HIPAA nonconformists and avoid losing charges on paper. Provides real time capability to record a charge and submit to back office for billing purposes. **(Released)**

Learn more at
https://visitingdr.com/

Product Features


HD Video Visit
Secure Messaging
Remote Patient Monitoring
Appointment, Scheduling & Reminders
Patient and Family Health Information
Powerful Workflow Flexibility
Self Pay and Co-Pay Options
Customized Practice Intake Forms
Prescription and Lab Orders
Patient Engagement
Integrated with EMRs
Integrated with Medical Devices
medical programs & regimes

HIPAA Compliant HITECH FHIR Blue Button

The Benefits Are Widespread


For the patient:

- Personalizing the patient experience with effective patient engagement, ensures them access to health information when needed, and monitors their follow up, giving patients the hands-on care they deserve.
- Increased accessibility to healthcare providers, especially specialists, particularly in rural locations provides a solution for the present physician shortage.
- By staying at home versus sitting in a waiting room at a doctors office or ER, there is a reduction in exposure to germs and acquiring new illness.


For the physician:

- Physicians can treat their patients, provide support and information without the constraints of their brick and mortar office
- Costs associated with unnecessary office and no show visits are offset, simplifying clinical workflow and increased practice efficiency while decreasing staff



over-head
- Coordinated care from the distance when your patients are admitted in the facility

For-everyone

We lower costs associated with non-emergent emergency department visits by providing on-demand access to physicians, which helps build a better relationship between the provider and patient.

We provide human resource leadership of corporations, an employee perk when they add our telemedicine platform to their health benefits. As healthcare benefits are cut, and co-pays costs rise, we can provide an up to date, technology-driven, convenient healthcare benefit for employees with a good profitability for the company.



Integrated with Leading EMRs

    

How Our Products Are Different From the Rest

MyApps Developers has a range of services and products; tailored and customized to fit targeted customers. Our offering is unique and best fit for customer's need for an affordable price where competitors products/offerings are one size fits all kind of solutions. We share our passion for delivering cost-effective healthcare services using innovative mobile platforms, to seed fundamental care and system changes creating healthy communities. Our vision is **"Increase Mobility in Healthcare"**.









Designed for ambulatory and inpatient settings

Mobile health platform for patients for

Integrated with long term, post acute care &

Increase patient acquisition by enlisting on

CallingDr is designed specifically for ambulatory, post-acute and long-term Care , with priority emphasis on easy adoption of telemedicine into existing practices. That is the reason our product was built to deliver all aspects of healthcare to providers with ease of integration to their existing and future systems

remote monitoring

CallingDr patient portal and app provides remote patient monitoring technology to enable monitoring of patients outside of conventional clinical settings. This increases access to health care and improves quality of care, it also decreases healthcare delivery costs by allowing sending data from patients to health professionals in real time.

ambulatory EMRs

CallingDr Telemedicine integrated with leading EMrs has the benefit of reducing the cost of healthcare and increasing the accessibility of quality healthcare.
Collaboration between technologies allows the caregivers and healthcare providers in different locations to share information and see patients

FindingDr

CallingDr integrated with FindingDr enable practices for
smarter patient acquisition and retention. We provide patients the opportunity and channels to find a physician, access their schedule and book an appointment without calling to physician office. these appointments can be for virtual or face to face visit in a practice

---

Our Market and Industry

Telemedicine The Cost-Effective Future of Healthcare

According to Deloitte **Virtual Care** is one of the 5 **Leading Health Care Industry Trends** for 2019 in US and Global



TOTAL TELEMEDICINE MARKET IN THE UNITED STATES FROM 2014 TO 2025
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

Telemedicine is expected to grow by 82.5% by year 2025

Source: https://www.statista.com/statistics/938551/telemedicine-market-size-forecast-united-states/)

Telemedicine represents a growing segment of the healthcare sector and telemedicine companies are reaping the benefits of its rising popularity with telemedicine seemingly on an upward trajectory, it's likely that competition among companies may increase as newcomers enter the field.
The Telehealth **market is estimated to grow at a CAGR of 15.7%** during the forecast period from 2018 to 2025. **The market for telehealth is estimated to reach US$ 52.9B in 2025**. Telehealth is a technique of exchanging data from a patient at home to healthcare professional for getting assistance in monitoring and diagnosing. Telehealth allows the healthcare practitioner to easily offer their services on consultation, care management, diagnosis, and self-management services using information & communication technologies (ICT). These services are being offered through various mode of delivery such as on-premise, web-based, and cloud-based.
Growing aging population, increase in number of chronic diseases, and increasing demand for home monitoring devices are the major drivers which are likely to aid the growth of telehealth market. Rising technological advancements and enhancing demand for home

advancements and enhancing demand for home monitoring solutions are likely to add new opportunities for this market in the coming years.

Growing Telehealth Market Offers Great Opportunity for Investment

Its immense size underscores the incredible **potential for telemedicine** to disrupt traditional healthcare.

7 million patients using telemedicine by 2018

Addressable Market Size for non-emergency telemedicine visits are **400+ million**

Industry penetration is **< 1%**

Over **246,000** PCP & **53,000** Psychiatrists

9 different bills were introduced to the House and Senate in 2017 that took on telehealth reimbursement in some form or another

Attractive Combined TAM of $29b+

(1)According to HIS Technology report
(2)Based on Teladoc's internal estimates and industry data
(3)Becker Hospital Review

With consideration of these factors, we intend to capitalize on this market and have an impact on the USA healthcare infrastructure.

What Makes Our Team Special

Founded by team of professionals having experience and expertise in health IT and Healthcare



We believe that a successful team is much more than a gathering of professional individuals. MyApps Developers the CallingDr team, has a closeness and trust that translates into good business. It was founded by a team of engineers and doctors with a passion to build and deliver technology advanced apps for all sectors, especially the complex health sector. After some of the natural disasters, and seen the affect it had on human population especially in remote and rural areas, our focus turned to developing a simple but state of the art mHealth platform for telemedicine and telehealth.

Our enthusiastic team communicates proactively, we share our thoughts and opinions working together towards a common goal.

We value each other's unique experiences and knowledge. Our diversity harnesses our creativity. We have the vision to inspire each other and thrive on a culture of teamwork.

We comprehend our limitations. The CallingDr team

We comprehend our limitations. The CallingDr team acknowledges the signs that our business needs outside funding. We know this is the time to call in outside investors and experts to help us reach our maximum potential with the greatest impact in our community.

Invest in Our Company Today!

For this round, CallingDr is seeking to **raise $1,070,000** .The funds will allow us to reach the following milestones

We believe the best investments get done when the investor and the entrepreneur have a strong authentic collaboration.

CallingDr is the future of healthcare. There is a huge potential and opportunity to capture the market as it expands due to unavailability of any solution in the traditional healthcare delivery system. This has caused an increase in demand for services outside of traditional settings. We as a team is taking the telemedicine platform to the next level, by incorporating an on-demand feature in our apps so patients can search, find and schedule an appointment though our combined platforms of FindingDr and CallingDr on-demand in real time and access a primary care or a specialist from the comfort of their homes avoiding unnecessary travel times and ER visits.

We aim to help practices increase their customer base and strive for a mutually beneficial relationship.

We are excited to take CallingDr to the next level with your help, wisdom and capital.

- Accelerate to market at a faster rate by hiring a sales force and expanding our team of developers.
- Create our own pool of physicians and tap into an on-demand telemedicine market and provide direct healthcare services to patients & nursing homes, rural health centers and hospitals
- Expand our appointment booking platform for telemedicine and non-telemedicine visits to capture more patient base for our on-demand telemedicine service coming up in the next few months
- Work with local authorities and providers to provide healthcare access during natural disasters
- Achieve a competitive edge before additional companies enter the market space.

References

- According to a CDC report of annual ambulatory care visits in the United States per year, including those at primary care offices, ER, outpatient clinics and other settings
    - (https://www.cdc.gov/nchs/fastats/physician-visits.htm)
- TAM & Market penetration is based on Teladoc's internal estimates and industry data & Teladoc estimates for the average cost of a telehealth visit
    - (https://s21.q4cdn.com/672268105/files/doc_presentations/2017/09/Teladoc-Investor-Presentation-September-2017.pdf)
- Telehealth market size & growth
    - (https://www.businesswire.com/news/home/20180723005287/en/52.89-Billion-Telehealth-Market-2025---Global)
    - (https://www.statista.com/statistics/938551/telemedicine-market-size-forecast-united-states/)
    - (https://www.forbes.com/sites/brucejapsen/2015/08/09/as-telehealth-booms-doctor-video-consults-to-double-by-2020/#3b4957084f9b)

- Growth in Medicare reimbursement & trend for telehealth services
  - (https://www.natlawreview.com/article/medicare-payments-telehealth-increased-28-2016-what-you-should-know)
- U.S. hospital adoption of telemedicine
  - (https://www.policymed.com/2017/05/current-state-of-telemedicine.html)
  - (https://www.aha.org/system/files/research/reports/tw/15jan-tw-telehealth.pdf)
- The current state of Medicaid reimbursement
  - (https://www.aad.org/File%20Library/Main%20navigation/Practice%20Center/Managing%20a%20Practice/Telederm/Te 50-State-Factsheet-Oct.-2017-FINAL.pdf)
  - (https://higherlogicdownload.s3.amazonaws.com/AMERICANTELEMED/3c09839a-fffd-46f7-916c-692c11d78933/UploadedImages/Policy/State%20Policy%20Resource%20Center/Coverage%20-%202016_50-state-telehealth-gaps-analysis--coverage-and-reimbursement.pdf)
  - (http://www.americantelemed.org/about/telehealth-faqs-)
- Average Televisit cost
  - (https://www.usnews.com/news/healthcare-of-tomorrow/articles/2018-02-27/can-telemedicine-be-both-cost-efficient-and-high-quality)
  - (https://www.towerswatson.com/en/Press/2014/08/current-telemedicine-technology-could-mean-big-savings)
  - (https://www.ajmc.com/contributor/john-rehm/2016/12/telemedicine-the-cost-effective-future-of-healthcare)
- Increasing physician shortages in both primary and specialty care reported by The Association of American Medical Colleges
  - (https://news.aamc.org/press-releases/article/workforce_report_shortage_04112018/)
- Health Professional Shortage Areas (HPSAs) are designated by HRSA as having shortages of primary care, dental care, or mental health providers
  - (https://data.hrsa.gov/tools/shortage-area/hpsa-find)
- USA population projections according to United States Census Bureau
  - https://www.census.gov/newsroom/press-releases/2018/cb18-41-population-projections.html)


myapps
Our Company Launches!
With the vision to be a leader in healthcare mobility through state of the art platform and services to all in need especially the ones in rural areas, remote areas and nursing homes.
CallingDr
Bootstrapped CallingDr
The idea of a developing mobile health platform and telemedicine solution was conceived and project was started by bootstrapping from co-founders.
Key customer signed up
Acquired early customers on CallingDr platform and started the discussion with large accounts, currently multiple practices using software in number of States.
Launched on StartEngine
Raising $1M to expand marketing and sales efforts of CallingDr and VisitingDr platforms and for funding to develop CallingDr On-demand and FindingDr products and their marketing and sales efforts.
Projections
Anticipated signup of 5100 Physicians using the FindingDr, VisitingDr and CallingDr platforms. 62,000 patient virtual visits on CallingDr On-demand service per year.
December, 2015
2015-2017
March, 2017
April,2018
2018
November, 2018
Feb, 2019
May, 2019 (ANTICIPATED)
January, 2020 (ANTICIPATED



Custom Software Development

Provided software development services to customers including healthcare and banking sectors.



CallingDr and VisitingDr Launched at ATA

Launched a telemedicine and mobile health platform called CallingDr and a VisitingDr platform which is a charge capture app for hospitalists.



Expanded product to nursing homes

Integrated with PointClickCare the leading EMR software in Skilled Nursing, Long-term & Home Health sector. Gaining traction by skilled nursing facilities in Florida.



Release: FindingDr & CallingDr OnDemand

Sales will increase based on the cumulative effect of all 3 platforms & services offered to Physicians as well as patients.

In the Press



SHOW MORE

Meet Our Team



Adnan Malik

CEO, Director, Board Member

Adnan is a serial entrepreneur with several US patents published and in the works. Began his career at Seagate followed by Veritas Software and Symantec. Left the corporate world to co-found Physicians EMR



Dr. M. Shaukat

CMO, Director, Board Member

Dr. Shaukat has 28 years of clinical experience as a board-certified pulmonologist. He successfully managed Pulmonology clinics and sleep centers in Central Florida, and sold those businesses to



M. Kashif Akram

CTO, Director, Board Member

Kashif has 18 years of experience in technology, including the growth of a profitable software company serving clients worldwide. He has extensive experience delivering healthcare products including and sold the company in 2016 after successfully launching an ambulatory EMR product, with ONC certification. Adnan has an MSc. in Electrical & Computer Engineering, with over 22 years in management experience of technical teams. In addition to security, software development also has extensive experience in the healthcare domain. His passion is to make telemedicine available for all, especially for people who do not have access to doctors in their communities.



join the CallingDr team as a Co-founder and Chief Medical Officer. He focuses on critical care in a private practice and hospital setting, where he has served as chief of staff for various hospitals and provides insight into the complex and often costly healthcare problems. Dr. Shaukat is committed to finding solutions and collaborating with others to improve healthcare outcomes and accessibility to all.

EMRs and successfuly worked on two EMRs and got them certified by Organization of National Coordinator. Kashif Leads a talented team of professionals in implementation, consulting and client support areas, and is extremely passionate about expanding CallingDr footprint in the healthcare industry as it goes mobile.





Dr. Iram Malik
Strategist

Iram leads a variety of functions including strategy, focusing on key industry trends and ideas to improve the accessibility to all. She has extensive patient care experience as well as small business ownership. Iram graduated with a BSc. (Hons) in Physiotherapy, Doctor of Physical Therapy from Morsanni College of Medicine, University of South Florida, Certificate in Allied Health Administration from the University of Montana. She also has extensive experience in pediatric re-rehabilitation care, long term care, and nursing home facilities.



Dr. Michael Bougoulias
Adviser

Dr. Michael Bougoulias is a family medicine doctor in Heathrow, Florida and is affiliated with multiple hospitals in the area, including Health Central Hospital and Orlando Regional Medical Center. He received his medical degree from University of South Florida College of Medicine and has been in practice for more than 20 years. Dr. Bougoulias who specializes in Family Medicine, has extensive knowledge in healthcare and has been our adviser since inception. He also speaks multiple languages, including Greek.





Sophia Abramovitz
Principle Adviser for Marketing

Sophia Abramovitz has led global strategic teams and operational organizations in the revolutionary and highly competitive high tech world for over 30 years. Working with well-known Fortune 500 companies providing hardware and software products and services. Sophia leverages her experience in leadership positions at Symantec, VERITAS Software, Adobe and Digital Equipment Corporation, to work with organizations addressing opportunities presented by disruptive technologies and rapidly changing customer expectations. She served as CEO of Norton Enterprises International, Inc., multiple venture capitalist consulting firms, and Silicon Valley change management and marketing organizations.





Irene Wu
Consultant New Market Development & Partnerships

An accomplished, results-driven sales professional with over 11 years of sales and management experience focused on technology & retail companies, expertise in account management, managing international sales, product development , support and logistics management. Wu has proven success stories in building business relationships to in every deal. With particular expertise in sales and strategic account management her major focus has been forming partnerships.



Keith Fields

Product Management
Keith is a high-energy, tactical thinking and seasoned Product Management leader, with business acumen, communication, team collaboration and operational awareness as his strengths. Throughout his 21 year career Keith has used his skills at various positions in different companies such as Seagate Software, Veritas, Symantec and Citrix to enhance products. As a Product Management leader, he researches target markets, sets the product vision, evangelizes that vision and drives the execution to deliver solutions that address customers' unmet business needs.



Offering Summary

Company :	MyApps Corp.
Corporate Address :	801 International Parkway Suite 500, Lake Mary, FL 32746
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type :	Equity
Security Name :	Class B Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered :	1,070,000
Price per Share :	$1.00
Pre-Money Valuation :	$5,800,000.00

The 10% Bonus for StartEngine Shareholders

MYApps Developers will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hours of launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of Common Stock at $1.00/share, you will receive 100 Common Stock bonus shares, meaning you'll own 1100 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Perks

For anyone (other than a physician) who is investing in CallingDr platform:

$500 - $999.99 : One Free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*.

$1000 - $1499.99: Two Free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. *Will also receive a cool T-Shirt with CallingDr logo.*

$1500 - $3000.00 : Five free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform*. *Will also receive a cool T-Shirt with CallingDr logo.*

$3001+ : One year of free CallingDr telemedicine calls to a provider of choice within one year of launch for yourself and/or family member to a pool of doctors in the FindingDr platform* with a maximum of one call per month. *Will also receive a cool T-Shirt with CallingDr logo.*

* can be a primary care or a specialist.

*All perks occur after the offering is completed.

For Physicians who are investing in CallingDr platform:

$5000 - $9999.99 : One free year of telemedicine services offered by CallingDr platform for your practice for one provider. *(Savings of $2000 per year)*

$10000-$24,999.99 : One free year of telemedicine services offered by CallingDr platform for your practice for one provider, plus a listing on FindingDr platform for free for one year *(Savings of $3200 per year)*

$25,000+ : One free year of telemedicine services offered by CallingDr platform for your practice for two providers, plus a listing on FindingDr platform for free for one year for two providers *(Savings of $6400 per year)*

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

-- Video 1 --

Meet Nancy, your typical working woman — juggling children, a career and now her ageing mother's health care needs.

Nancy has to take her mother to several medical appointments, which leads to missed days at work, battling heavy traffic and losing more time in the doctors' waiting room filled with other sick patients.

With the arrival of the cold and flu season, one or another of her children frequently need to be taken to the paediatrician.

Often an "after hours" situation entails a trip to the E.R.

This is an expensive, time consuming and de-personalized option.

Life is challenging!

Fortunately, Nancy's mother's physician decided to sign up with the telemedicine solution, CallingDr.

Now her mother's health needs and prescriptions can be addressed via a video call.

Nancy is so satisfied she has introduced CALLING doctor. to her children's paediatrician.

As a result of the implementation of CALLING doctor., the physicians " practices have grown and the patients can see the doctors from home avoiding, the driving time between multiple office locations.

The medical practice is more productive with fewer no-shows and greater patient satisfaction.

CallingDr is the health system solution for Nancy's family.

All of her family's health information is accessible through a single account.

As a patient, she values the improved quality of care, accessibility to doctors and reduced health care cost.

Likewise, the physicians welcome the telemedicine app — CallingDr.

They experience the benefit of expanding their reach beyond their own office.

increased efficiency, greater outcomes and patient satisfaction.

CALLING doctor is a win-win for both the patients and the physicians!

---Video 2 ---

Thank you so much for letting me on and for letting me sharing about telemedicine!
Simply put telemedicine is medicine delivered from a distance.
Do you remember Sheza when doctors used to come to your home and make house calls?
Yes!
Well now thanks to advances in technology and telemedicine apps like calling Dr., patients can once again see their doctor, speak to their doctor, have a face-to-face consult all from the comfort of their homes.
Wow! It's Amazing!
It is, in many ways it is....
And you and I know that going to see a doctor should be a priority, we need to look after our health but being realistic people are busy life is unpredictable and crowded and really going to a doctors office just for a 10 to 15 minute consult with your doctor face-to-face in an office building may not be worth it for many , so telemedicine and a callingDr app is a wonderful option.
I have been in the healthcare community for over 20 years. Mainly in physical medicine rehab and therapy.
However, I first really felt the need for telemedicine over a decade ago.
Hurricane Charlie had just come through Florida and one of my children was sick and at that point, I really didn't have any option.
I had to bundle the sick child up and head to the ER.
And now let's fast-forward to nowadays.
We have a boom in communication, in connectivity and so many of us have a smartphone or a tablet or a computer can you
With Wi-Fi or data services.
And so there's been a real popular movement and a demand for distance healthcare and so now we have telemedicine or it's also called M health which his mobile health.
And that has become more and more popular
And is being used and there is more of a demand because it has so many
advantages for both for the patient and for the doctor.
The good thing is that Medicaid, Medicare and most of the five major health insurance carriers do cover some type of telemedicine.
But my advice to everyone when it comes to health insurance coverage: contact your doctor, contact your health insurance carrier
Just to make sure that there is a responsibility for the patient to pay.
You know the number one fundamental benefit I would say is an improvement in access to healthcare.
You know telemedicine used to be used in providing healthcare to patients
In distance locations, but now using a telemedicine app like CallingDr, any patient, any location can get distance healthcare on demand or scheduled whenever they need it.
You're saving time you're saving transportation yes everything. And not only is
the distance access wonderful for the patient,
Also, think of the doctors and the healthcare facility

They can now treat patients and have a far greater reach than the confinements of a brick and mortar office.

I don't know whether you know Sheza but even in the United States, we do have a shortage of medical healthcare professionals

In the urban areas but even more in the rural areas. And a telemedicine app like calling Dr. can really have a unique benefit

That we can reach out to these patients and provide them with distance healthcare.

So that's one of the greatest advantages

I think a second advantage that we should mention is the cost.

You know cost is a big factor in everyone's life

So I have to say that to contain healthcare

Cost and in some cases reduce healthcare cost that's why telemedicine

Is being adopted.

So for example, if you have the callingDr app

And you utilize that then you are

Controlling the cost of transportation

You're not going anywhere

You don't have to take time off work

There are better outcomes and definitely higher patient satisfaction. And quick care! So we are saving time and you know what we all say, time is money!

So we have an increase in access, a decrease in cost, and an improvement in quality. It's not only for patients but also useful for doctors too. Exactly!

It is useful for doctors so you have to think that telemedicine also has the benefits of having better management of chronic conditions.

So that's better outcomes

Greater patient satisfaction

And you know that's really the two goals for a physician

To get that patient as well and to have greater satisfaction when it comes to patient satisfaction

We make it very easy with the calling Dr. app!

We only need a little bit of equipment and it's the equipment that people already have at home.

It is a smartphone, a tablet or a computer with data or Wi-Fi services.

And for the patient we make it even easier, what we do is we allow the patient to use their own smartphones and when they use their own smartphones it is more familiar.

They don't have as many patient use errors. And for the doctor's office, what we do with calling Dr. is we actually physically go into the doctor's office

We transition the whole practice

So they are all familiar with it and

We even use their own equipment so if they have a computer

We actually use that

---Video 3 --

CallingDr is complete telemedicine in the mobile health platform for cloud and mobile platforms.

CallingDr is designed specifically for healthcare providers with priority anthesis on easy adoption of telemedicine into existing practices.

The patient can set up a self-service appointment with his physician from the mobile app or from the online patient portal, an appointment is then approved by physician office or by the physician himself from a mobile app or from the CallingDr practice cloud.

patients can complete documentation from the comfort of their homes and perform check-in without going to the physician office.

All checked in patients are shown in the physician app on mobile or on the cloud.

A physician can start a face-to-face video call with the patient.

During an interactive televisit physician can access complete patient health information.

The physician can write prescriptions and orders for patients and completed SOAP notes.

CallingDr is connecting patients with physicians from anywhere and anytime.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

2019 JAN 18 AM 11: 36

SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Articles of Amendment
to
Articles of Incorporation
of

MYAPPS DEVELOPERS CORP.

(Name of Corporation as currently filed with the Florida Dept. of State)

P19000005790

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

MYAPPS CORP. *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. **Enter new principal office address, if applicable:**
(Principal office address MUST BE A STREET ADDRESS)

765 MARKHAM WOODS RD.
LONGWOOD, FL 32779

C. **Enter new mailing address, if applicable:**
(Mailing address MAY BE A POST OFFICE BOX)

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

Name of New Registered Agent ______________________

____
(Florida street address)

New Registered Office Address: ______________________, Florida ____________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Page 1 of 4

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change ____ Add ____ Remove	_____	_____	_____
2) ____ Change ____ Add ____ Remove	_____	_____	_____
3) ____ Change ____ Add ____ Remove	_____	_____	_____
4) ____ Change ____ Add ____ Remove	_____	_____	_____
5) ____ Change ____ Add ____ Remove	_____	_____	_____
6) ____ Change ____ Add ____ Remove	_____	_____	_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary).* *(Be specific)*

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

_____

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: _____ , if other than the
date this document was signed.

Effective date if applicable: _____
(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   (CHECK ONE)

☑ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

   "The number of votes cast for the amendment(s) was/were sufficient for approval

   by _____ ."
                    (voting group)

☑ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated____ Jan 18th 2019 _____

Signature _____Umalik_____
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

_____Adnan Malik_____
(Typed or printed name of person signing)

_____CEO, DIRECTOR_____
(Title of person signing)

Page 4 of 4

Certificate of Conversion
For
"Other Business Entity"
Into
Florida Profit Corporation

This Certificate of Conversion **and attached Articles of Incorporation** are submitted to convert the following **"Other Business Entity" into a Florida Profit Corporation** in accordance with s. 607.1115, Florida Statutes.

1. The name of the "Other Business Entity" immediately prior to the filing of this Certificate of Conversion is:

MYAPPS DEVELOPERS LLC L15-203324.
Enter Name of Other Business Entity

2. The "Other Business Entity" is a Limited Liability Company
(Enter entity type. Example: limited liability company, limited partnership, general partnership, common law or business trust, etc.)

first organized, formed or incorporated under the laws of FLORIDA
(Enter state, or if a non-U.S. entity, the name of the country)

on Dec 7th, 2015.
Enter date "Other Business Entity" was first organized, formed or incorporated

3. If the jurisdiction of the "Other Business Entity" was changed, the state or country under the laws of which it is now organized, formed or incorporated:

______________________________.

4. The name of the Florida Profit Corporation as set forth in the **attached Articles of Incorporation:**

MYAPPS DEVELOPERS CORP.
Enter Name of Florida Profit Corporation

5. If not effective on the date of filing, enter the effective date: JAN 2nd, 2019.
(The effective date: Cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State.)
Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

FILED
2019 JAN 18 AM 11:04
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Signed this ___18th___ day of ___January_____, 20__19___.

Required Signature for Florida Profit Corporation;

Signature of Chairman, Vice Chairman, Director, Officer, or, if Directors or Officers have not been selected, an Incorporator:  _____

Printed Name: Adnan Malik_____ Title: CEO, Chairman_____

Required Signature(s) on behalf of Other Business Entity: [See below for required signature(s).]

Signature: _____

Printed Name: ___Adnan Malik_____ Title: ___Member, MGR_____

Signature: _____

Printed Name: _____ Title: _____

Signature: _____

Printed Name: _____ Title: _____

Signature: _____

Printed Name: _____ Title: _____

Signature: _____

Printed Name: _____ Title: _____

Signature: _____

Printed Name: _____ Title: _____

If Florida General Partnership or Limited Liability Partnership:
Signature of one General Partner.

If Florida Limited Partnership or Limited Liability Limited Partnership:
Signatures of **ALL** General Partners.

If Florida Limited Liability Company:
Signature of a Member or Authorized Representative.

All others:
Signature of an authorized person.

Fees:

Certificate of Conversion:	$35.00
Fees for Florida Articles of Incorporation:	$70.00
Certified Copy:	$8.75 (Optional)
Certificate of Status:	$8.75 (Optional)

Page 2 of 2

ARTICLES OF INCORPORATION
In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME
The name of the corporation shall be: MyApps Developers Corp.

ARTICLE II PRINCIPAL OFFICE
The principal place of business/mailing address is:

Principal street address	Mailing address, if different is:
765 Markham Woods Rd	
Longwood, FL 32779	

ARTICLE III PURPOSE
The purpose for which the corporation is organized is:

To form a company, with a purpose of software development, and selling that software in the healthcare market. In order to sell shares of the common stock to online public, and offering a Small Online Public Offering (small OPO), the board members decided to convert an LLC into a C-Corporation.

ARTICLE IV SHARES
The number of shares of stock is: 580,000,000 of Preferred Voting Stock, and 200,000,000 of Common Stocks.

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

Name and Title: Adnan Malik, CEO, DIRECTOR
Address: 765 Markham Woods Rd,
Longwood, FL 32779

Name and Title: Dr. M. Shaukat, ~~CMO~~ President, DIRECTOR
Address: 10807 Emerald Chase Dr.
Orlando, FL 32836

Name and Title: M. Kashif Akram, ~~CFO~~ VP, DIRECTOR
Address: 740 Florida Central Pkwy
Longwood, FL 32750

Name and Title:
Address:

Name and Title:
Address:

Name and Title:
Address:

FILED
2019 JAN 18 AM 11:04
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLE VI   REGISTERED AGENT

The **name and Florida street address** (P.O. Box NOT acceptable) of the registered agent is:

Name: Adnan Malik

Address: 765 Markham Woods Rd

Longwood, FL 32779

ARTICLE VII   INCORPORATOR

The **name and address** of the Incorporator is:

Name: Adnan Malik

Address: 765 Markham Woods Rd

Longwood, FL 32779

****

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity



_____   Jan 2nd, 2019
Required Signature/Registered Agent   Date

I submit this document and affirm that the facts stated herein are true. I am aware that any false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S.



_____   Jan 2nd, 2019
Required Signature/Incorporator   Date

Articles of Amendment
to
Articles of Incorporation
of

FILED

2019 FEB 13 AM 11:32

SECRETARY OF STATE
TALLAHASSEE, FL

MYAPPS CORP.

(Name of Corporation as currently filed with the Florida Dept. of State)

P19000005790

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

______________________________ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

____

____

____

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

____

____

____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent ______________________________

____
(Florida street address)

New Registered Office Address: ______________________________, Florida ____________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Page 1 of 4

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
2) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
3) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
4) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
5) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
6) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*). *(Be specific)*

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

Shares of Stock Amendment:

It is decided by the board members and hence filed as an amendment, that going forward, the corporation shall be authorized

to issue two classes of Capital Stock:

(1). 5,800,000 shares of Class A Common Stock

(2) 2,000,000 shares of Class B Common Stock

Please see attached sheets for " voting rights, material rights to each class of stock, including dividends, priority,

liquidation, distribution preference etc."

See attached: Two extra sheets...

CLASS A COMMON STOCK:

Voting Rights:

Class A common stocks, have voting rights. Class A Common Stock, with each voting share contributing as One Vote. Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock (Class A Common Stock), held by such stockholder which has voting power upon the matter in question.

Material Rights:

Dividends: The holders of the Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of Shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

Liquidation Rights:

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

Mergers, Consolidation or Other Combination Transactions:

In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock, shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this article of Incorporation. Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

CLASS B COMMON STOCK:

Voting Rights:

There are no voting rights associated with Class B Common Stock.

Material Rights:

Dividends: The holders of the Class A Common Stock, the holders of the Class B Common Stock, and the holders of Class C Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Company's Board of Directors (the "Board"), out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

Liquidation Rights: In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

Mergers, Consolidation or Other Combination Transactions:

If the Company shall enter into any consolidation, merger, combination *or* other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash *or* any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock, shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of Class B Common Stock, shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this article of Incorporation. Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

The date of each amendment(s) adoption: February 8th, 2019 _____, if other than the date this document was signed.

Effective date if applicable: February 8th, 2019 _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

■ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated Jan 11th, 2019 _____

Signature _____

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Adnan Malik
_____
(Typed or printed name of person signing)

CEO, Director
_____
(Title of person signing)